Rule 424(B)(3)
                                                               File No. 33-58933


PROSPECTUS

                                 715,990 SHARES
                          FLEET FINANCIAL GROUP, INC.
                                  COMMON STOCK
                                ($.01 PAR VALUE)

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    This Prospectus relates to 715,990 shares of Common Stock, $.01 par value, including the associated preferred share purchase rights, (the "Common Stock"), of Fleet Financial Group, Inc. ("Fleet") issuable upon exercise of Fleet's Warrants (the "Warrants"), which were issued by Fleet to replace warrants (the "Shawmut Warrants") to purchase the common stock of Shawmut National Corporation ("Shawmut") issued and outstanding immediately prior to the effective time of the merger of Shawmut with and into Fleet (the "Merger"). The Merger was consummated on November 30, 1995. Each Warrant entitles the registered holder thereof to purchase one share of the Common Stock at $24.78 per share at any time until 5:00 p.m., New York City time, on January 18, 1996.

    The Common Stock is listed on the New York Stock Exchange under the symbol "FLT". On November 30, 1995, the closing price of the Common Stock as reported on the New York Stock Exchange was $41.75.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             UNDERWRITING         PROCEEDS TO
                                      PRICE TO PUBLIC          DISCOUNT             FLEET(1)
Common Stock, $.01 par value......         $24.78                $-0-                $24.78

Total.............................      $17,742,232              $-0-             $17,742,232

(1) Before deduction of expenses payable by Fleet estimated at $25,000.

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                The date of this Prospectus is December 1, 1995.

                             AVAILABLE INFORMATION

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the New York Stock Exchange (the "Stock Exchange"). Reports, proxy materials and other information concerning Fleet also may be inspected at the offices of the Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission are incorporated by reference herein:

        (1) Fleet's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by a Form 10-K/A dated April 28, 1995 ("Annual Report on Form 10-K");

        (2) Fleet's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

        (3) Fleet's Current Reports on Form 8-K dated January 18, 1995, January 27, 1995, February 20, 1995, February 21, 1995, April 13, 1995, May 11,
    1995, May 17, 1995, June 21, 1995, August 11, 1995, August 23, 1995, October
    18, 1995, October 26, 1995, November 15, 1995 and November 30, 1995;

        (4) The description of the Fleet Common Stock contained in a Registration Statement filed by Industrial National Corporation (predecessor to Fleet) on Form 8-B dated May 29, 1970, and any amendment or report filed for the purpose of updating such description; and

        (5) The description of the preferred share purchase rights contained in Fleet's Registration Statement on Form 8-A dated November 29, 1990 (as amended by an Amendment to Application or Report on Form 8 dated September 6, 1991 and a Form 8-A/A dated March 17, 1995).

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein (other than the exhibits to such documents). Written requests should be mailed to Investor Relations Department, Fleet Financial Group, Inc., One Federal Street, Boston, Massachusetts 02211. Telephone requests may be directed to (617) 292-2000.

                          FLEET FINANCIAL GROUP, INC.

GENERAL

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At September 30, 1995, Fleet was the 16th largest banking institution in the United States in terms of total assets, with total assets of $50.9 billion, total deposits of $32.4 billion and stockholders' equity of $4.4 billion.

    Fleet is engaged in a general commercial banking and trust business throughout the states of New York, Rhode Island, Connecticut, Massachusetts, Maine, New Hampshire and Florida through its banking subsidiaries, Fleet Bank ("Fleet-NY"); Fleet Bank of New York, N.A.; Fleet National Bank ("Fleet-RI"); Fleet Bank, National Association ("Fleet-CT"); Fleet National Bank of Connecticut; Fleet Bank of Massachusetts, National Association ("Fleet-MA"); Fleet National Bank of Massachusetts; Fleet Bank of Maine; Fleet Bank-NH and Fleet Bank, F.S.B.

    Fleet provides, through its nonbanking subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, equipment leasing, consumer finance, real estate financing, credit-related life and accident/health insurance, securities brokerage services, investment banking, investment advice and management, data processing and student loan servicing.

    On February 20, 1995, Fleet and Shawmut National Corporation ("Shawmut") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Shawmut with and into Fleet (the "Merger"). For additional information regarding the Merger and certain pro forma financial information relating thereto, see Fleet's Current Reports on Form 8-K dated
February 20, 1995, February 21, 1995, April 13, 1995, May 17, 1995, June 21,
1995, August 11, 1995, August 23, 1995, November 15, 1995 and November 30, 1995.
The Merger was consummated on November 30, 1995. As of September 30, 1995, restated to give effect to the Merger, Fleet had total assets of approximately $83.8 billion, total deposits of approximately $53.8 billion and stockholders' equity of approximately $6.7 billion.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02211, telephone number (617) 292-2000.

REGULATORY MATTERS

    General. Fleet is a legal entity separate and distinct from its subsidiaries. The ability of holders of debt and equity securities of Fleet, including the holders of the Common Stock offered hereby, to benefit from the distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary except to the extent that a claim of Fleet as a creditor may be recognized.

    There are various statutory and regulatory limitations on the extent to which banking subsidiaries of Fleet can finance or otherwise transfer funds to Fleet or its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Fleet or any nonbanking subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Fleet and all such nonbanking subsidiaries, to an aggregate of 20% of each such bank's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

    In addition, there are regulatory limitations on the payment of dividends directly or indirectly to Fleet from its banking subsidiaries. Under applicable banking statutes, at September 30, 1995, Fleet's banking subsidiaries (including the former Shawmut banking subsidiaries) could have declared additional dividends of approximately $936 million, of which $121 million could have been declared by

Fleet-MA and Fleet-CT. Holders of Fleet's dual convertible preferred stock are entitled to dividends equal to one-half of the total dividends declared (after the first $15 million in dividends) to Fleet, if any, by Fleet Banking Group, Inc. ("Fleet Banking Group"), a wholly-owned subsidiary of Fleet and the holder of all of the outstanding common stock of each of Fleet-MA and Fleet-CT. As of the date of this Prospectus, Fleet Banking Group has not paid any dividends on its common stock to Fleet. Federal and state regulatory agencies also have the authority to limit further Fleet's banking subsidiaries' payment of dividends based on other factors, such as the maintenance of adequate capital for such subsidiary bank.

    Under the policy of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), Fleet is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank in circumstances where it might not do so absent such policy. In addition, any subordinated loans by Fleet to any of the subsidiary banks would also be subordinate in right of payment to deposits and obligations to general creditors of such subsidiary bank. Further, the Crime Control Act of 1990 provides that in the event of the bankruptcy of Fleet, any commitment by Fleet to its regulators to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  FIRREA.

    As a result of the enactment of the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA") on August 9, 1989, any or all of Fleet's subsidiary banks can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(a) the default of any other of Fleet's subsidiary banks or (b) any assistance provided by the FDIC to any other of Fleet's subsidiary banks in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur without regulatory assistance.

  FDICIA.

    The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), which was enacted on December 19, 1991, provides for, among other things, increased funding for the Bank Insurance Fund (the "BIF") of the FDIC and expanded regulation of depository institutions and their affiliates, including parent holding companies. A summary of certain provisions of FDICIA and its implementing regulations is provided below.

    Prompt Corrective Action. The FDICIA provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions, depending upon a particular institution's level of capital. The FDICIA establishes five tiers of capital measurement for regulatory purposes ranging from "well-capitalized" to "critically undercapitalized." A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position under certain circumstances. At June 30, 1995, each of Fleet's and Shawmut's subsidiary depository institutions was classified as "well-capitalized" under the prompt corrective action regulations described above.

    Brokered Deposits. Under the FDICIA, a depository institution that is well-capitalized may accept brokered deposits. A depository institution that is adequately capitalized may accept brokered deposits only if it obtains a waiver from the FDIC, and may not offer interest rates on deposits "significantly higher" than the prevailing rate in its market. An undercapitalized depository institution may not accept brokered deposits. In Fleet's opinion, these limitations do not have a material effect on Fleet.

    Safety and Soundness Standards. The FDICIA, as amended, directs each federal banking agency to prescribe safety and soundness standards for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset-quality, earnings and stock valuation. Final interagency regulations to implement these new safety and soundness standards have recently been adopted by the federal banking agencies. In July 1995, the federal banking agencies published proposed guidelines establishing safety and soundness standards concerning asset quality and earnings. If adopted in final form, these proposed guidelines will be incorporated into the Interagency Guidelines Establishing Standards for Safety and Soundness. The ultimate cumulative effect of these standards cannot currently be forecast.

    The FDICIA also contains a variety of other provisions that may affect Fleet's operations, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch.

  Capital Guidelines

    Under the Federal Reserve Board's capital guidelines, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) is 8%. At least half of the total capital is to be comprised of common equity, retained earnings, minority interests in the equity accounts of consolidated subsidiaries and a limited amount of noncumulative perpetual preferred stock, less deductible intangibles ("Tier 1 capital"). The remainder may consist of perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock and a limited amount of loan loss reserves ("Tier 2 capital"). In addition, the Federal Reserve Board requires a leverage ratio (Tier 1 capital to average quarterly assets, net of goodwill) of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. The rule indicates that the minimum leverage ratio should be 1% to 2% higher for holding companies undertaking major expansion programs or that do not have the highest regulatory rating. Fleet's national banking subsidiaries are subject to similar capital requirements adopted by the Comptroller of the Currency.

    The federal banking agencies continue to consider capital requirements applicable to banking organizations. Effective September 1, 1995, the federal banking agencies adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the determination of a bank's minimum capital requirements. The amendments require that banks effectively measure and monitor their interest rate risk and that they maintain capital adequate for that risk. Under the amendments, banks with excess interest rate risk would be required to maintain additional capital beyond that generally required. In addition, effective January 17, 1995, the federal banking agencies adopted amendments to their risk-based capital standards to provide for the concentration of credit risk and certain risks arising from nontraditional activities, as well as a bank's ability to manage these risks, as important factors in assessing a bank's overall capital adequacy.

    As of September 30, 1995, Fleet's capital ratios on a historical basis and pro forma after giving effect to the Merger exceeded all minimum regulatory capital requirements.

    Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC and seizure of the institution.

  Interstate Banking and Branching Legislation

    On September 29, 1994, President Clinton signed the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") into law. The Interstate Act facilitates the interstate expansion and consolidation of banking organizations by permitting (i) beginning one year after enactment of the legislation, bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state,
(ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or "opt out" of this authority prior to such date,
(iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in such state would be authorized to do so and (v) beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state. Connecticut and Rhode Island, which are two states in which Fleet subsidiaries conduct banking operations, have adopted legislation opting into the interstate provisions of the Interstate Act. Fleet is currently considering the potential benefits in cost savings and convenience to its customers that might be achieved through combinations of two or more of its banking subsidiaries.

DEPOSIT INSURANCE ASSESSMENTS

    The deposits of each of Fleet's subsidiary banks are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and (b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC. There is currently a 27 basis point spread between the highest and lowest assessment rates, so that banks classified in the highest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.04 per $100 deposits and banks classified in the lowest capital and supervisory evaluation categories by the FDIC are currently subject to a rate of $0.31 per $100 of deposits.

    On November 14, 1995, the FDIC voted to decrease premiums effective January 1, 1995. The decrease will lower the rate of deposit insurance premiums by $.04 per $100 of deposits for banks in each risk assessment category. As a result, banks in the highest capital and supervisory evaluation categories will have an assessment rate of $0.00, and will pay only the minimum assessment of $2,000 per year for deposit insurance. Banks in the lowest capital and supervisory evaluation categories will be subject to a rate of $0.27 per $100 of deposits.

    These assessment rates also reflect the amount the FDIC has determined is necessary to maintain the reserve ratio of BIF of 1.25% of total insured bank deposits. The FDIC has announced that this reserve ratio was achieved during 1995. However, due primarily to the fact that the reserve ratio of the FDIC's Savings Association Insurance Fund ("SAIF") is not projected to reach the required level of 1.25% for several years, the FDIC has made a proposal to Congress to (1) capitalize the SAIF through a special up-front cash assessment on SAIF deposits; (2) spread the responsibility for payment to the Financing Corporation created under Title III of the Competitive Equality Banking Act of 1987 proportionally over all FDIC-insured institutions; and (3) as soon as practicable, merge the BIF and the SAIF.

    Some Fleet subsidiary banks hold deposits that were acquired from savings institutions and that, accordingly, are insured by SAIF. At September 30, 1995, Fleet's banks (including the former Shawmut banking subsidiaries) held approximately $3.7 billion of such deposits.

                                USE OF PROCEEDS

    Fleet intends to use the net proceeds from the exercise of the Warrants for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financings of a character and amount to be determined as the need arises.

                           DESCRIPTION OF SECURITIES

GENERAL

    The Restated Articles of Incorporation, as amended, of Fleet (the "Articles") currently authorize the issuance of 600,000,000 shares of Common Stock and 16,000,000 shares of Preferred Stock, $1.00 par value (the "Preferred Stock"), issuable in one or more series from time to time by action of the Board of Directors of Fleet (the "Fleet Board").

    At September 30, 1995, 141,527,125 shares of Fleet Common Stock were outstanding. In addition, as of September 30, 1995, Fleet had outstanding three series of Preferred Stock as follows: (i) 1,100,000 shares of Series III 10.12% Perpetual Preferred Stock (the "Series III Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated and 519,758 shares were outstanding, (ii) 1,000,000 shares of Series IV 9.375% Perpetual Preferred Stock (the "Series IV Preferred"), having a liquidation value of $100 per share, plus accrued and unpaid dividends, were designated and 478,838 shares were outstanding and (iii) 1,415,000 shares of Dual Convertible Preferred Stock (the "Dual Convertible Preferred Stock"), having a liquidation preference of $200 per share, plus accrued and unpaid dividends, were designated and 1,415,000 shares were outstanding. In addition, as of the date of this Prospectus, the Fleet Board had established a series of 3,000,000 shares of Cumulative Participating Junior Preferred Stock (the "Junior Preferred Stock") issuable upon exercise of the preferred share purchase rights described below of which no shares were outstanding.

    In connection with the Merger, Fleet issued approximately 104.8 million shares of Common Stock to holders of Shawmut common stock and designated three additional series of Preferred Stock to replace the Shawmut preferred stock, as follows: (i) 688,700 shares of Preferred Stock with Cumulative and Adjustable Dividends (the "Adjustable Preferred"), having a liquidation value of $50.00 per share, plus accrued and unpaid dividends, were designated and 688,700 were outstanding, (ii) 575,000 shares of 9.30% Cumulative Preferred Stock (the "9.30% Preferred"), having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated and 575,000 were outstanding and (iii) 500,000 shares of 9.35% Cumulative Preferred Stock (the "9.35% Preferred"), having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated and 500,000 were outstanding. The Common Stock and each such outstanding series is described below.

    The following summary does not purport to be complete and is subject in all respects to the applicable provisions of Rhode Island law, the Articles and Fleet's By-laws.

COMMON STOCK

    General. Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Fleet Board out of any funds legally available therefor, and are entitled upon liquidation, after claims of creditors and preferences of the Preferred Stock and any other series of preferred stock at the time outstanding, to receive pro rata the net assets of Fleet. Dividends are paid on the Common Stock only if all dividends on the outstanding classes or series of Preferred Stock or any other series of preferred stock at the time outstanding, for the then-current period and, in the case of cumulative Preferred Stock or any other series of preferred stock at the time outstanding, all prior periods have been paid or provided for.

    The Preferred Stock and any other class of preferred stock have, or upon issuance will have, preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or dissolution of Fleet and such other preferences as may be fixed by the Fleet Board.

    The holders of the Common Stock are entitled to one vote for each share held and are vested with all of the voting power except as the Fleet Board has provided with respect to the Preferred Stock or may provide, in the future, with respect to any other series of preferred stock which it may hereafter authorize. The Common Stock does not have cumulative voting rights. See "--Preferred Stock". Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

    The affirmative vote of not less than 80% of Fleet's outstanding voting stock, voting separately as a class, is required for certain Business Combinations (as hereinafter defined) between Fleet and/or its subsidiaries and persons owning 10% or more of its voting stock. See "--Selected Provisions in the Articles of Fleet--Business Combinations with Related Persons".

    The Common Stock is listed on the Stock Exchange. The outstanding shares of Common Stock are, and the shares to be issued upon exercise of the Warrants will be, validly issued, fully paid and non-assessable and the holders thereof are not, and will not be, subject to any liability as stockholders.

    Restrictions on Ownership. The Bank Holding Company Act (the "BHCA") requires any "bank holding company", as such term is defined therein, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of the Common Stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the Common Stock under the Change in Bank Control Act (the "CBCA"). The partnerships which purchased the Dual Convertible Preferred Stock (the "Partnerships") made a filing under the CBCA because of their acquisition of such stock. Any holder of 25% or more of the Common Stock (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over Fleet) is subject to regulation as a bank holding company under the BHCA.

    Preferred Share Purchase Rights. On November 21, 1990, the Fleet Board declared a dividend of one preferred share purchase right (a "Fleet Right") for each outstanding share of Common Stock. The dividend was paid on December 4, 1990 to the shareholders of record on that date. Each Fleet Right, when exercisable, will entitle the registered holder to purchase from Fleet one one-hundredth of a share of the Junior Preferred Stock of Fleet, at an exercise price of $50 per one one-hundredth of a share of Junior Preferred Stock (the "Purchase Price"), subject to certain adjustments. Until the earlier to occur of the Distribution Date and the Expiration Date (each as hereinafter defined), Fleet will issue one Fleet Right with each share of Common Stock; accordingly, each holder of a Warrant who receives Common Stock upon exercise of such Warrant shall automatically receive one Fleet Right with each such share issued. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Rights Agreement dated as of November 21, 1990 between Fleet and Fleet Bank-RI, as Rights Agent, a copy of which was filed as an exhibit to the Registration Statement on Form 8-A dated November 29, 1990, as amended by a First Amendment to Rights Agreement dated March 28, 1991 and a Second Amendment to Rights Agreement dated July 12, 1991, copies of which were filed as exhibits to Fleet's Amendment to Application or Report on Form 8 dated September 6, 1991 and a Third Amendment to Rights Agreement dated February 20, 1995, a copy of which was filed as an exhibit to Fleet's Form 8-A/A dated March 17, 1995 (as amended, the "Fleet Rights Agreement").

    The Fleet Rights are not represented by separate certificates and are not exercisable or transferable apart from the Common Stock until the earlier to occur of (i) the tenth day after a public announcement by Fleet (x) that a person or group of affiliated or associated persons has, subsequent to November 21, 1990 (the "Declaration Date") acquired, or obtained the right to acquire, beneficial ownership (as defined in the Fleet Rights Agreement) of 10% or more (or, in the case of a qualifying institutional investor, acting in the ordinary course of business and not with the purpose of changing or influencing control of Fleet (a "Qualifying Investor"), 15% or more) of the outstanding shares of Common Stock, (y) that any person or group of affiliated or associated persons, which beneficially owned 10% or more (or, in the case of a Qualifying Investor, 15% or more) of the outstanding shares on the Declaration Date, or which acquired beneficial ownership of 10% or more (or, in the case of a Qualifying Investor, 15% or more) of the outstanding shares as a result of any repurchase of shares by Fleet, thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares, or (z) that any person who was a Qualifying Investor owning 10% or more of the outstanding shares of Common Stock ceased to qualify as a Qualifying Investor and thereafter acquired beneficial ownership of additional shares constituting 1% or more of the outstanding shares (any person described in clause (x), (y) or (z) being an "Acquiring Person"); and (ii) the tenth day (or such later day as may be determined by action of the Fleet Board prior to such time as any person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person (other than Fleet) to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such commencement) beneficial ownership of 10% or more of the issued and outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). On March 28, 1991 and July 12, 1991 the Fleet Rights Agreement was amended to change the definition of an "Acquiring Person" (i) to permit the sale of the Dual Convertible Preferred Stock and issuance of rights to purchase Common Stock to the Partnerships and (ii) to permit the Fleet Board to determine that a person who would otherwise be an "Acquiring Person" had become such inadvertently and therefore allow divestiture of a sufficient number of shares to avoid such designation. The Fleet Rights Agreement was further amended on February 20, 1995 to permit the execution and delivery of the Merger Agreement and the Option Agreements dated February 20, 1995 between Fleet and Shawmut.

    The Fleet Rights will first become exercisable on the Distribution Date and could then begin trading separately from the Common Stock. The Fleet Rights will expire on the earliest of November 21, 2000 (the "Final Expiration Date"), the date on which the Fleet Rights are earlier redeemed by Fleet or the date on which the Fleet Rights are exchanged (such earliest date being referred to as the "Expiration Date").

    In the event any person becomes an Acquiring Person, the Fleet Rights would give holders (other than such Acquiring Person and its transferees) the right to buy, for the Purchase Price (and in lieu of Junior Preferred Stock), Common Stock (or, under certain circumstances, cash, property or other debt or equity securities ("Common Stock equivalents")) with a market value of twice the Purchase Price. In addition, at any time after any person becomes an Acquiring Person, the Fleet Board may, at its option and in lieu of any transaction described in the preceding sentence, exchange the outstanding and exercisable Fleet Rights (other than Fleet Rights held by any such Acquiring Person and its transferees) for shares of Common Stock or Common Stock equivalents at an exchange ratio of one share of Common Stock per Fleet Right, subject to certain adjustments.

    In any merger or consolidation involving Fleet after the Fleet Rights become exercisable, each Fleet Right will be converted into the right to purchase, for the Purchase Price, common stock of the surviving corporation (which may be Fleet) with a market value of twice the Purchase Price.

    The Fleet Board may amend the Fleet Rights Agreement or redeem the Fleet Rights for $.01 each at any time until the date of a public announcement by Fleet that there is an Acquiring Person. Thereafter, the Fleet Board may amend the Fleet Rights Agreement only to eliminate ambiguities or to provide additional benefits to, and if the amendment would not adversely affect, the holders of the Fleet Rights (other than the Acquiring Person).

    Until a Fleet Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Fleet, including, without limitation, the right to vote or to receive dividends.

    The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Fleet Rights, and the number of outstanding Fleet Rights, are subject to customary antidilution adjustments.

    The Fleet Rights have certain "anti-takeover" effects. The Fleet Rights may cause substantial dilution to a person or group that attempts to acquire Fleet on terms not approved by the Fleet Board, except pursuant to an offer conditioned on a substantial number of Fleet Rights being acquired. The

Fleet Rights should not interfere with any merger or other business combination approved by the Fleet Board prior to the time that there is an Acquiring Person (at which time holders of the Rights become entitled to exercise their Fleet Rights for shares of Common Stock at one-half the market price), since until such time the Fleet Rights generally may be redeemed by the Fleet Board at $.01 per Fleet Right.

    Existing Warrants. Fleet currently has outstanding warrants to issue 2,502,773 shares of Common Stock which were issued in connection with the merger of NBB Bancorp, Inc. (the "NBB Warrants"). The NBB Warrants are exercisable at any time beginning January 27, 1996 and ending January 26, 2001 at an exercise price of $43.875 per NBB Warrant, and are subject to customary anti-dilution provisions.

    Transfer Agent and Registrar. The Transfer Agent and Registrar for the Fleet Common Stock is Fleet-RI.

PREFERRED STOCK

    The Preferred Stock is issuable in series, with such relative rights, preferences and limitations of each series (including dividend rights, dividend rate, liquidation preference, voting rights, conversion rights and term of redemption (including sinking fund provisions), redemption price or prices and the number of shares constituting any series) as may be fixed by the Fleet Board.

    As of the date of this Prospectus, Fleet has six series of Preferred Stock outstanding, and one series designated but unissued.

    Series III Preferred. In the event of the dissolution, liquidation or winding up of Fleet, holders of shares of the outstanding Series III Preferred are entitled to receive a distribution of $100 per share, plus accrued and unpaid dividends, if any.

    The holders of Series III Preferred are entitled to receive dividends at the rate of 10.12% per annum computed on the basis of the issue price thereof of $100 per share, payable quarterly, before any dividend shall be declared or paid upon the Common Stock or the Junior Preferred Stock. The dividends on Series III Preferred are cumulative. The Series III Preferred is redeemable, in whole or in part, at Fleet's option, on and after June 1, 1996, commencing at $105.06 per share and declining ratably on June 1 of each year to $100 per share on or after June 1, 2001, plus, in each case, accrued and unpaid dividends, if any. So long as any shares of the Series III Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet preferred stock ranking junior to or on a parity with the Series III Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of Series III Preferred are paid for all past dividend payment periods. Further, if any dividends on the Series III Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the Series III Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series III Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the Series III Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Series III Preferred or any other class or series of preferred stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) are in default, the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of the Series III Preferred, voting as a single class with the holders of shares of any one or more other series of Preferred Stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) and any other class of Fleet preferred stock ranking on a parity with the Series III Preferred either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to fill each of the two newly-created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of Fleet (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), including any shares of the Series III Preferred, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series III Preferred is required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Series III Preferred. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series III Preferred and any other series of Preferred Stock ranking on a parity with the Series III Preferred either as to dividends or upon liquidation, voting as a single class without regard to series, is required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series III Preferred as to dividends or upon liquidation, or to reclassify any authorized stock of Fleet into such prior shares.

    Series IV Preferred. In the event of the dissolution, liquidation or winding up of Fleet, holders of shares of the outstanding Series IV Preferred are entitled to receive a distribution of $100 per share, plus accrued and unpaid dividends, if any.

    The holders of Series IV Preferred are entitled to receive dividends at the rate of 9.375% per annum computed on the basis of the issue price thereof of $100 per share, payable quarterly, before any dividend shall be declared or paid upon the Common Stock or the Junior Preferred Stock. The dividends on Series IV Preferred are cumulative. The Series IV Preferred is redeemable, in whole or in part, at Fleet's option, on and after December 1, 1996, at $100 per share, plus accrued and unpaid dividends, if any. So long as any shares of the Series IV Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet preferred stock ranking junior to or on a parity with the Series IV Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of Series IV Preferred are paid for all past dividend payment periods. Further, if any dividends on the Series IV Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the Series IV Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series IV Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the Series IV Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Series IV Preferred or any other class or series of preferred stock are in default (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), the number of directors of Fleet will be increased by two (without duplication of any increase made pursuant to the terms of any other series of preferred stock of Fleet), and the holders of the Series IV Preferred, voting as a single class with the holders of shares of any one or more other series of Preferred Stock (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote) and any other class of Fleet preferred stock ranking on a parity with the Series IV Preferred either as to dividends or distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect such directors to fill each of the two newly-created directorships. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of Fleet (other than any other class of preferred stock expressly entitled to elect additional directors by a separate and distinct vote), including any shares of the Series IV

Preferred, have been paid or declared and set apart for payment. Any such elected directors shall serve until Fleet's next annual meeting of stockholders (notwithstanding that prior to the end of such term the dividend default shall cease to exist) or until their respective successors shall be elected and qualify.

    The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series IV Preferred is required for any amendment of the Articles (or any certificate supplemental thereto) which will adversely affect the powers, preferences, privileges or rights of the Series IV Preferred. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series IV Preferred and any other series of Preferred Stock ranking on a parity with the Series IV Preferred either as to dividends or upon liquidation, voting as a single class without regard to series, is required to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to the Series IV Preferred as to dividends or upon liquidation, or to reclassify any authorized stock of Fleet into such prior shares.

    Dual Convertible Preferred Stock. The Dual Convertible Preferred Stock has no voting rights except as provided by applicable law or as indicated below. The Dual Convertible Preferred Stock is not entitled to vote for the election of directors in any circumstances, including dividend arrearages, and the holders thereof have agreed to vote the Dual Convertible Preferred Stock as directed by the Fleet Board on any matters upon which the shares are entitled to vote under Rhode Island law, except on those matters adversely affecting the rights of holders of Dual Convertible Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Dual Convertible Preferred Stock, voting as a class, given in person or by proxy, either in writing or by resolution adopted at a special meeting called for the purpose, is required to authorize any new class of equity securities of Fleet to which the Dual Convertible Preferred Stock ranks junior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise. In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Dual Convertible Preferred Stock, voting as a class, given in person or by proxy, either in writing or by resolution adopted at a special meeting called for the purpose, shall be required for any amendment of the Articles (or the certificate of designation of the Dual Convertible Preferred Stock), which would affect materially and adversely the specified rights, preferences, privileges or voting rights of shares of Dual Convertible Preferred Stock.

    The holders of Dual Convertible Preferred Stock are entitled to dividends equal to one-half of the total dividends declared (after the first $15 million in dividends), if any, by Fleet Banking Group on its common stock. Such dividends, if accrued and unpaid, will be cumulative. In the event of the liquidation, dissolution or winding up of Fleet, the holders of the outstanding Dual Convertible Preferred Stock are entitled to receive a distribution of $200 per share, plus accrued and unpaid dividends, if any. So long as any shares of the Dual Convertible Preferred Stock are outstanding, Fleet may not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the repurchase, redemption or other retirement of any class or series of stock ranking junior to or on a parity with the Dual Convertible Preferred Stock either as to dividends or upon liquidation unless prior to or concurrently with such declaration, payment, setting apart for payment, repurchase, redemption or other retirement or distribution, as the case may be, all accrued and unpaid dividends on shares of the Dual Convertible Preferred Stock shall have been or be paid.

    On July 31, 1991, the date of issuance of the Dual Convertible Preferred Stock, Fleet granted to the Partnerships which purchased the Dual Convertible Preferred Stock rights (the "DCP Rights") to purchase 6,500,000 shares of Common Stock at $17.65 per share.

    The Dual Convertible Preferred Stock is convertible into Common Stock at a conversion price of $17.65 per share at any time. The total number of shares issuable upon such conversion is 16,033,994 shares, subject to customary anti-dilution adjustments. If any of such stock is converted prior to July 12,

2001, all of such stock must be converted. After July 12, 2001, any holder of Dual Convertible Preferred Stock may convert its stock into Common Stock independently of any other holder.

    The Dual Convertible Preferred Stock is also convertible into 50% of the common stock of Fleet Banking Group at any time after the later of (i) July 12, 1995 and (ii) the date on which the Partnerships distribute all the shares of Dual Convertible Preferred Stock then held by them to the partners therein (which distribution date will be July 12, 1997 unless the Federal Reserve Board consents to an alternative distribution date, but in no event earlier than July 12, 1995). The Dual Convertible Preferred Stock is also convertible into Fleet Banking Group common stock on an earlier date in the event that the quotient of
(i) Fleet's Tier 1 capital as of the date of determination (adjusted to include goodwill of Fleet as of July 12, 1991) divided by (ii) total assets, falls below 3%. The Dual Convertible Preferred Stock is not convertible into Fleet Banking Group common stock after July 12, 2001 or at any time while it is held by the Partnerships. After the Dual Convertible Preferred Stock becomes convertible into Fleet Banking Group common stock, the holders of the Dual Convertible Preferred Stock will have the right to obtain an appraisal of the fair value of the common stock of Fleet Banking Group (the "Appraisal") as if all such shares were to be sold to a third party in a transaction reflecting a control premium. If such Appraisal is acceptable to the holders of the Dual Convertible Preferred Stock, the Dual Convertible Preferred Stock may be converted into 50% of the common stock of Fleet Banking Group on or after the date that is six months after such acceptance or, in the case of the earlier date due to the capital deficiency described above, on or after the date that is 60 days after the notice of such deficiency. During the period after acceptance but prior to the date on which such shares become convertible, Fleet will have the option to redeem the Dual Convertible Preferred Stock at a redemption price equal to 50% of the Appraisal price less the sum of (i) the market value of the shares of Common Stock into which the Dual Convertible Preferred Stock are then convertible (and such shares of Common Stock shall be distributed to the holders of Dual Convertible Preferred Stock) and (ii) the value of the DCP Rights. Fleet has the option to pay such redemption price in cash or in any combination of Fleet securities having a realizable market value equal to such redemption price. If Fleet does not exercise this option, the holders of the Dual Convertible Preferred Stock may convert their shares into 50% of the common stock of Fleet Banking Group. Any such conversion must be for all of the Dual Convertible Preferred Stock.

    Junior Preferred Stock. The Junior Preferred Stock will be issued upon the exercise of a Right issued to holders of the Fleet Common Stock. As of the date of this Prospectus, there were 3,000,000 shares of Preferred Stock reserved for issuance upon the exercise of the Fleet Rights. See "--Common Stock--Preferred Share Purchase Rights". Shares of Junior Preferred Stock purchasable upon exercise of the Fleet Rights will rank junior to the Preferred Stock and will not be redeemable. Each share of Junior Preferred Stock will, subject to the rights of such senior securities of Fleet, be entitled to a preferential cumulative quarterly dividend payment equal to the greater of $1.00 per share or, subject to certain adjustments, 100 times the dividend declared per share of Common Stock. Upon the liquidation, dissolution or winding up of Fleet, the holders of the Junior Preferred Stock will, subject to the rights of such senior securities, be entitled to a preferential liquidation payment equal to the greater of $1.00 per share plus all accrued and unpaid dividends or 100 times the payment made per share of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Junior Preferred Stock will, subject to the rights of such senior securities, be entitled to receive 100 times the amount received per share of Common Stock. Each share of Junior Preferred Stock will have 100 votes, voting together with the Common Stock. The rights of the Junior Preferred Stock are protected by customary antidilution provisions.

    Adjustable Preferred. Dividends on the outstanding Adjustable Preferred are cumulative. The dividend rate on the Adjustable Preferred is established quarterly at the rate of 2.25% below the highest of (a) the three-month U.S. Treasury bill rate, (b) the U.S. Treasury ten-year constant maturity rate and
(c) the U.S. Treasury twenty-year constant maturity rate, in each case as defined in the terms of the Adjustable Preferred, but may not be less than 6% per annum or greater than 12% per annum. So long as any shares of the Adjustable Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the Adjustable Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of Adjustable Preferred are paid for all past dividend payment periods. Further, if any dividends on the Adjustable Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the Adjustable Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Adjustable Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the Adjustable Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on the Adjustable Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the Adjustable Preferred voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the Adjustable Preferred; and the vote of two-thirds of the Adjustable Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the Adjustable Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the Adjustable Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the Adjustable Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the Adjustable Preferred are entitled to receive $50.00 per share plus accrued and unpaid dividends.

    Shares of Adjustable Preferred may be redeemed at the option of Fleet at a redemption price per share of $50.00 per share, plus accrued and unpaid dividends.

    9.30% Preferred. Dividends on the outstanding 9.30% Preferred are cumulative and are payable quarterly at the rate of 9.30% per annum. So long as any shares of the 9.30% Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the 9.30% Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of 9.30% Preferred are paid for all past dividend payment periods. Further, if any dividends on the 9.30% Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the 9.30% Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the 9.30% Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the 9.30% Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on any of the 9.30% Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the 9.30% Preferred, voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the 9.30% Preferred; and the vote of two-thirds of the 9.30% Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the 9.30% Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the 9.30% Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the 9.30% Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the 9.30% Preferred are entitled to receive $250.00 per share plus accrued and unpaid dividends.

    The 9.30% Preferred is redeemable on at least 30 but not more than 60 days notice, at the option of Fleet, as a whole or in part, at any time on and after October 15, 1997 at a redemption price equal to $250 per share plus accrued and unpaid dividends.

    9.35% Preferred. Dividends on the outstanding 9.35% Preferred are cumulative and are payable quarterly at the rate of 9.35% per annum. So long as any shares of the 9.35% Preferred are outstanding, Fleet may not redeem, repurchase or otherwise acquire any shares of the Common Stock or any other class of Fleet stock ranking junior to or on a parity with the Fleet 9.35% Preferred either as to dividends or upon liquidation unless full cumulative dividends on all outstanding shares of 9.35% Preferred are paid for all past dividend payment periods. Further, if any dividends on the 9.35% Preferred are in arrears, Fleet may not redeem, purchase or otherwise acquire any shares of the 9.35% Preferred unless all outstanding shares of such class are simultaneously redeemed, purchased or otherwise acquired, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the 9.35% Preferred.

    Except as indicated below or except as expressly required by applicable law, the holders of the 9.35% Preferred are not entitled to vote. If the equivalent of six quarterly dividends payable on any of the 9.35% Preferred are in default, the number of directors of Fleet will be increased by two and the holders of all outstanding classes and series of Fleet preferred stock, voting as a single class without regard to series, will be entitled to elect two additional directors until all accrued dividends have been paid. In addition, the vote of the holders of two-thirds of the 9.35% Preferred, voting as a separate class, is required in order to amend or alter the Articles in a manner which would adversely affect the preferences, rights, powers or privileges of the 9.35% Preferred; and the vote of two-thirds of the 9.35% Preferred, and all of the classes and series of Fleet preferred stock ranking on a parity, either as to dividends or upon liquidation, with the 9.35% Preferred, voting together as a single class, is required in order to reclassify stock of Fleet into stock ranking prior, either as to dividends or upon liquidation, to the 9.35% Preferred, or to authorize the creation or issuance of stock, or of a security convertible into or evidencing a right to purchase stock, ranking prior, either as to dividends or upon liquidation, to the 9.35% Preferred.

    In the event of any liquidation, dissolution or winding up of Fleet, the holders of the 9.35% Preferred are entitled to receive $250.00 per share plus accrued and unpaid dividends.

    The 9.35% Preferred is redeemable on at least 30 but not more than 60 days notice, at the option of Fleet, as a whole or in part, at any time on and after January 15, 2000 at a redemption price equal to $250 per share plus accrued and unpaid dividends.

WARRANTS

    The Shawmut Warrants were issued under a Warrant Agreement dated January 7, 1994 between Shawmut and Chemical Bank, as Warrant Agent, ("the "Warrant Agreement"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. At the effective time of the Merger, the Shawmut Warrants were converted automatically into the Warrants and the Warrant Agreement was assumed by Fleet as a successor by merger to Shawmut. The following is a general description of the terms and conditions of the Warrants and Warrant Agreement and is qualified in its entirety by reference to the provisions of the Warrants and the Warrant Agreement.

    The Warrant Agreement originally provided for the issuance of a maximum of 1,329,115 Shawmut Warrants to purchase shares of Shawmut common stock at an exercise price of $22.11 per share. 802,499 Shawmut Warrants were outstanding immediately prior to the effective time of the Merger, and were converted based on the exchange ratio of 0.8922 in the Merger at the effective time of the Merger into 715,990 Warrants. Each Shawmut Warrant was converted into a Warrant as follows: (a) the number of shares of Common Stock subject to the Warrant shall be equal to the product of the number of shares of Shawmut common stock subject to the Shawmut Warrant, and the exchange ratio of 0.8922, rounded down to the nearest share and (b) the exercise price per share of Common Stock subject to the Warrant will be equal to $24.78, determined by dividing the exercise price per share of Shawmut common stock under the Shawmut Warrant ($22.11) by the exchange ratio of 0.8922. The Warrants are exercisable for a period commencing on the effective time of the Merger and ending at 5:00 p.m., New York City time, on January 18, 1996.

    The Exercise Price and/or the securities issuable upon exercise are subject to adjustment as set forth in the Warrant Agreement to account for payment by Fleet of stock dividends payable in shares of Common Stock, subdivisions, combinations and reclassifications of the Common Stock into a greater or lesser number of shares, mergers or consolidations of Fleet with or into another company, and the acquisition of all the outstanding Common Stock by any person or company. The Warrants permit Fleet to make additional reductions in the Exercise Price in order that any event treated for federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients. The Warrant Agreement provides that upon any adjustment to the Exercise Price, as provided therein, Fleet will cause a notice to be given to the holders of the Warrants of such adjustment.

    Subject to the terms of the Warrant Agreement, a Warrant may be exercised upon surrender of the Warrant Certificate evidencing such Warrant (the "Warrant Certificate") to Chemical Bank, as Warrant Agent, with the subscription form on the reverse of such Warrant Certificate duly executed and the signatures thereon guaranteed, accompanied by payment of the Exercise Price by certified or official bank check made payable to the Warrant Agent at the principal office of the Warrant Agent. Each Warrant may only be exercised in whole.

    No fractional shares of Common Stock, cash or other consideration in lieu thereof, will be issued. In the case of the exercise of less than all the Warrants represented by a Warrant Certificate, Fleet will execute, and the Warrant Agent will authenticate, a new Warrant Certificate for the balance of such Warrants.

    The Fleet Warrants are listed on the Stock Exchange.

SELECTED PROVISIONS IN THE ARTICLES OF FLEET

    Business Combinations with Related Persons. The Articles require that neither Fleet nor any of its subsidiaries may engage in a Business Combination (as hereinafter defined) with a Related Person (as hereinafter defined) unless such Business Combination (a) was approved by an 80% vote of the Fleet Board prior to the time the Related Person became such; (b) is approved by a vote of 80% of the Continuing Directors and a majority of the entire Fleet Board and certain conditions as to price and procedure are complied with; or (c) is approved by a vote of 80% of Fleet's outstanding shares of Fleet capital stock entitled to vote generally in the election of directors, voting as a single class. Under the Articles, a "Business Combination" includes any merger or consolidation of Fleet or any of its subsidiaries into or with a Related Person or any of its affiliates or associates; any sale, exchange, lease, transfer or other disposition to or with a Related Person or any of its affiliates or associates of all, substantially all or any Substantial Part (defined as assets having a value of more than 5% of the total consolidated assets of Fleet and its subsidiaries) of the assets of Fleet or any of its subsidiaries; any purchase, exchange, lease or other acquisition by Fleet or any of its subsidiaries of all or any Substantial Part of the assets or business of a Related Person or any of its affiliates or associates; any reclassification of securities, recapitalization or other transaction which has the effect, directly or indirectly, of increasing the proportionate amount of voting shares of Fleet or any subsidiary which are beneficially owned by a Related Person; and the acquisition by a Related Person of beneficial ownership of voting securities, securities convertible into voting securities or any rights, warrants or options to acquire voting securities of a subsidiary of Fleet; a "Related Person" includes any person who is the beneficial owner of 10% or more of Fleet's voting shares, as of the date on which a binding agreement providing for a Business Combination is authorized by the Fleet Board or prior to the consummation of a Business Combination or any person who is an affiliate of Fleet and was the beneficial owner of 10% or more of Fleet's then outstanding voting shares at any time within the five years preceding the date on which a binding agreement providing for a Business Combination is authorized by the Fleet Board; and the "Continuing Directors" are those individuals who were members of the Fleet Board prior to the time a Related Person became the beneficial owner of 10% or more of Fleet's voting stock or those individuals designated as Continuing Directors (prior to their initial election as directors) by a majority of the then Continuing Directors. To amend these provisions, a super majority vote (80%) of the Fleet Board, a majority vote of the Continuing Directors and a super majority vote (80%) of the stockholders is required unless the amendment is recommended to the stockholders by a majority of the Fleet Board and not less than 80% of the Continuing Directors, in which event only the vote provided under Rhode Island law is required.

    Directors. The Articles contain a number of additional provisions which are intended to delay an insurgent's ability to take control of the Fleet Board, even after an insurgent has obtained majority ownership of the Common Stock. The Articles provide for a classified Board of Directors, consisting of three classes of directors serving staggered three-year terms. Directors of Fleet may only be removed for cause and only (a) by a vote of the holders of 80% of the outstanding shares of Fleet stock entitled to vote thereon voting separately as a class at a meeting called for that purpose or (b) by a vote of a majority of the Continuing Directors and a majority of the Fleet Board as constituted at that time. Vacancies on the Fleet Board, whether due to resignation, death, incapacity or an increase in the number of directors, may only be filled by the Fleet Board, acting by a vote of 80% of the directors then in office. The Articles provide that the number of directors of Fleet (exclusive of directors to be elected by the holders of any one or more series of the Preferred Stock voting separately as a class or classes) that shall constitute the Fleet Board shall be 13, unless otherwise determined by resolution adopted by a super majority vote (80%) of the Fleet Board and a majority of the Continuing Directors. Pursuant to such an adopted resolution, the number of directors that may serve is currently fixed at 20, except in the event that quarterly dividends are not paid on non-voting Preferred Stock as described above, and may only be increased by the affirmative vote of 80% of the Fleet Board and a majority of the Continuing Directors. A super majority vote (80%) of the Fleet Board, a majority vote of the Continuing Directors and a super majority vote (80%) of the outstanding shares of Fleet stock entitled to vote thereon voting separately as a class are required to amend any of these provisions.

                                    EXPERTS

    The consolidated financial statements of Fleet appearing in Fleet's 1994 Annual Report to Stockholders and incorporated by reference in Fleet's 1994 Annual Report on Form 10-K for the year ended December 31, 1994, incorporated by reference herein (and elsewhere in the Registration Statement) have been incorporated by reference herein (and elsewhere in the Registration Statement) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in the method of accounting for investments.

    The consolidated financial statements of Shawmut incorporated in this Prospectus by reference to Fleet's Current Report on Form 8-K dated April 13, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

    The legality of the shares of Common Stock to be issued upon exercise of the Warrants will be passed upon by Edwards & Angell, 2700 Hospital Trust Tower, Providence, Rhode Island 02903. V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet-RI, Fleet-CT and Fleet-MA and beneficially owns 4,052 shares of Fleet Common Stock.

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NO DEALER, SALESPERSON OR ANY OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS         715,990 SHARES
NOT CONTAINED IN THIS PROSPECTUS IN
CONNECTION WITH THE OFFERING COVERED BY
THIS PROSPECTUS. IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED               [LOGO]
BY FLEET. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A
SOLICITATION OF AN OFFER TO BUY, THE
COMMON STOCK IN ANY JURISDICTION WHERE, OR
TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO
MAKE SUCH OFFER OR SOLICITATION. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR ANY
SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION THAT      FLEET FINANCIAL
THERE HAS NOT BEEN ANY CHANGE IN THE FACTS       GROUP, INC.
SET FORTH IN THIS PROSPECTUS OR IN THE
AFFAIRS OF FLEET SINCE THE DATE HEREOF.

         -------------------                    COMMON STOCK

         TABLE OF CONTENTS

                                         PAGE
                                         ----   --------------

Available Information.................     2      PROSPECTUS

Information Incorporated by                     --------------
Reference.............................     2

Fleet Financial Group, Inc............     3

Use of Proceeds.......................     6

Description of Securities.............     7

Experts...............................    17

Legal Opinions........................    17


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